SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HYPERION SOLUTIONS CORPORATION
(Name of subject company (Issuer))

     ORACLE CORPORATION
HOTROD ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	44914M104
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.
Senior Vice President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

For Immediate Release

Contacts:
Letty Ledbetter	Krista Bessinger
Oracle Public Relations	Oracle Investor Relations
650.506.8071	650.506.0456
letty.ledbetter@oracle.com	investor_us@oracle.com

Oracle Buys Enterprise Performance Management Leader Hyperion

12,000 companies use Hyperion software including 91 of the Fortune 100

REDWOOD SHORES, Calif., March 1, 2007 – Oracle today announced that it has agreed to buy Hyperion Solutions Corporation (Nasdaq: HYSL), a leading global provider of performance management software solutions, through a cash tender offer for $52.00 per share, or approximately $3.3 billion.

     “The acquisition of Hyperion makes Oracle the category leader in the high growth enterprise performance management market,” said Oracle CEO Larry Ellison. “Hyperion’s EPM software coupled with Oracle’s Business Intelligence (BI) tools and analytic applications form an end-to-end performance management system that includes planning, budgeting, consolidation, operational analytics and compliance reporting. ”

     “Requirements for Performance Management and Business Intelligence solutions are increasingly converging,” said Hyperion Chief Executive Officer Godfrey Sullivan. “Given the critical need for managers across the enterprise to align operational decisions with strategy, now is the right time for Hyperion to combine with a strategic partner like Oracle to deliver the first, integrated end-to-end Enterprise Performance Management System.”

     “Hyperion is the latest move in our strategy to expand Oracle's offerings to SAP customers,” said Oracle President Charles Phillips. “Thousands of SAP customers rely on Hyperion as their financial consolidation, analysis and reporting system of record. Oracle already has PeopleSoft HR, Siebel CRM, G-Log, Demantra, i-flex, Oracle Retail, and Oracle Fusion Middleware installed at SAP’s largest ERP customers. Now Oracle’s Hyperion software will be the lens through which SAP’s most important customers view and analyze their underlying SAP ERP data.”

     “We expect this transaction to be accretive to Oracle’s earnings on a non-GAAP basis by at least one cent per share in fiscal year 2008 and by at least four cents per share in fiscal 2009,” said Oracle President and CFO, Safra Catz. “Given the size of our global organization and the complementary nature of our businesses, we should recognize substantial revenue synergies and significant economies of scale.”

     The transaction is subject to customary conditions and is expected to close in April 2007. More information is available at http://www.oracle.com/hyperion.

     Oracle will host a conference call today, Thursday, March 1, at 5:30 a.m. (PST) / 8:30 a.m. (EST) to discuss the acquisition. A live audio webcast of the call will be made available on the Oracle Investor Relations website at www.oracle.com/investor. Interested parties may participate live via telephone by calling +1.913.312.1303 (no passcode needed). The webcast will be available for replay for seven days following the conference call. The replay number is (719) 457-0820, passcode 1946731.

Q3 Earnings Announcement

     Oracle will release its fiscal third quarter results on Tuesday, March 20, and will hold a conference call and web broadcast to discuss the results at 2:00pm (PDT) / 5:00pm (EDT). To access the live web broadcast of this event, please visit the Oracle Investor Relations website at http://www.oracle.com/investor.

About Oracle

Oracle (Nasdaq: ORCL) is the world’s largest enterprise software company. For more information about Oracle, visit our Web site at http://www.oracle.com.

# # #

Trademarks

Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.

Overview and Frequently Asked Questions

Oracle Buys Hyperion: Combination Creates Industry’s First Integrated,
End-to-End Enterprise Performance Management System

Overview

On March 1, Oracle announced our plan to buy Hyperion, a leading provider of performance management software. The transaction extends Oracle’s business intelligence capabilities to offer the most comprehensive system for enterprise performance management. We expect the transaction to close in April 2007, subject to regulatory and other approvals. Until the deal closes, each company will continue to operate independently, and it is business as usual.

A year ago, Oracle significantly reoriented our business intelligence product suite, shifting our focus from offering a solution that works for Oracle-only environments towards offering a best-of-breed business intelligence product family that will work with heterogeneous information sources in an enterprise, both Oracle and non-Oracle. We introduced a new product family called Oracle Business Intelligence Enterprise Edition. This integrated suite includes Business Intelligence Tools; Oracle Business Intelligence Applications, pre-packaged analytic applications that provide interactive dashboards, guided analytics, a pre-packaged data warehouse, and integration with source data in Oracle, Siebel, PeopleSoft, and SAP applications; and Oracle Data Integrator, a state-of-the-art data integration and ETL technology that works with heterogeneous data sources and targets. We have seen rapid growth and strong customer adoption of these new products. Recently, Gartner Group validated our new products by rating us a Leader in its Business Intelligence Magic Quadrant.

The acquisition of Hyperion extends our business intelligence product strategy. Customers are increasingly using performance management and business intelligence together. Hyperion provides best-in-class performance management software to over 12,000 customers worldwide, including 91 of the Fortune 100. Hyperion will add complementary products to Oracle’s business intelligence offerings including a leading open enterprise planning system, financial consolidation products, and a powerful multi-source OLAP server. Coupled with Oracle’s BI tools and pre-packaged analytic applications, the combination redefines business intelligence and performance management by providing the first integrated, end-to-end Enterprise Performance Management System that spans planning, consolidation, operational analytic applications, BI tools, reporting, and data integration, all on a unified BI platform. The system will help you define corporate strategy and objectives, drive corporate planning against these objectives, consolidate system-wide information, and monitor business performance against your plans. It will offer you better insight, enable you to make better decisions, and achieve better results.

The transaction yields immediate benefit to both Hyperion and Oracle customers as the companies’ products are already integrated, with thousands of successful joint deployments. The proposed combination extends Hyperion’s capabilities beyond the finance department with analytic applications and complementary BI tools from Oracle. Oracle customers will gain access to Hyperion’s best-of-breed performance management solutions and to their domain expertise in financial management. Oracle also plans to continue delivering on our plans for “Hot-Pluggable” business intelligence, enabling our customers to continue to leverage existing investments in Oracle and non-Oracle data sources and enterprise applications. The foundation and premise of the Hyperion consolidation system is to help customers with heterogeneous financial systems. We plan to aggressively support SAP as a source system and expand analytics for mySAP.

2

Frequently Asked Questions

Product Overview and Strategy

What is performance management software, and how does it relate to business intelligence solutions?

Performance management software is a rapidly growing category of enterprise software that is increasingly used with business intelligence software and enables management and knowledge workers at all levels of business to link strategies to plans, continuously monitor execution against goals, and drive enterprise-wide performance improvement.

Performance management applications integrate with a business intelligence foundation, which can consist of an operational data warehouse or data mart, an analytics engine, business intelligence tools, and analytic applications that provide organizations with timely, proactive, actionable insight that is derived from heterogeneous historical and real-time data sources.

What products does Hyperion currently develop and support?

Hyperion develops and supports Hyperion System 9, an integrated, performance management solution that integrates financial management applications with a business intelligence platform. Hyperion System 9 includes:

Hyperion System 9 Applications enable financial professionals to formulate strategies, model scenarios and assumptions, develop operational and strategic plans, monitor performance against plans, and consolidate financial information for management and statutory reporting.

Hyperion System 9 BI provides a set of management reporting and analysis capabilities, including dashboards, analytics, and reporting.

Hyperion System 9 Foundation Services is a solution that synchronizes master data across all enterprise systems, ensures integrity and quality of financial information, and provides data integration capabilities.

How does Hyperion fit into Oracle’s overall business intelligence software strategy?

Business intelligence is a strategic focus for Oracle. The proposed combination extends Oracle’s leadership position in business intelligence to include performance management solutions. Specifically, Hyperion brings complementary products including a leading open enterprise planning system, leading financial consolidation products, and a powerful, leading multi-source OLAP server. Oracle Business Intelligence has leading BI tools, BI foundation, and pre-packaged analytic applications that will help extend Hyperion’s strength in financial planning to full enterprise business planning covering sales, marketing, services, supply chain, order management, human resources, etc. In addition, the system is hot-pluggable—able to work with any information technology environment whether Oracle, non-Oracle, or mixed.

With the proposed combination, Oracle redefines business intelligence and performance management by providing the first integrated, end-to-end Enterprise Performance Management System that spans planning, consolidation, operational analytic applications, BI tools, reporting, and data integration, all on a unified BI platform.

Who are the target customer buyers for Hyperion and Oracle BI solutions?

Both Hyperion and Oracle sell BI solutions to the large enterprises, government organizations, and small-to-medium sized businesses. However, Hyperion largely sells financial planning, management and BI solutions to the CFO office. Oracle, on the other hand, sells operational BI analytics to line of business managers for sales, marketing, services supply chain, and HR in addition to BI tools to the CIO and IT department. Together, Hyperion and Oracle will sell a complete performance management and BI solution to all lines of business for a customer organization.

How will this acquisition impact on-going development of Hyperion solutions?

Until the closing of the acquisition, Hyperion and Oracle remain separate companies. Hyperion intends to continue to deliver enhancements and improvements to its products as currently contemplated. After the closing, Hyperion and Oracle plan to provide continuity in roadmap and direction. Oracle plans to support and protect customers’ investments in Hyperion applications. Research and development investments in Hyperion solutions are expected to increase after the closing as it will then have the backing of Oracle’s $1.9B R&D budget.

3

Will Oracle continue to support customers running Hyperion solutions on non-Oracle databases?

Oracle plans to continue to support Hyperion’s products on alternative databases to serve customer needs.

Will Oracle continue to support customers running Hyperion solutions with non-Oracle ERP and CRM applications?

Oracle plans to continue to support Hyperion’s solutions with alternative ERP and CRM applications to serve customer needs.

How compatible are Hyperion’s products with Oracle’s products?

Hyperion and Oracle solutions are very compatible. Hyperion brings to Oracle a complementary set of solutions, built using industry standards that are already integrated with Oracle Database and Oracle Fusion Middleware solutions. Thousands of customers use both Hyperion and Oracle. In addition, Hyperion is an Oracle partner and an Oracle customer. Hyperion runs its business using Oracle E-Business Suite and Siebel CRM.

How does Oracle plan to maintain Hyperion’s industry and domain expertise after the closing?

The goal of the combination is to complement the offerings of Oracle. Hyperion has 25 years of experience and one of the world’s largest performance management teams, with strong domain expertise in financial and performance management. Hyperion employees will be an integral part of the business intelligence business within Oracle for the combined companies.

Customers and Partners

How is the proposed transaction between Oracle and Hyperion expected to benefit Hyperion customers?

Hyperion and Oracle have complementary products and a shared focus on providing the first end-to-end Enterprise Performance Management System. Hyperion customers will benefit in a number of ways:

  Increased R&D investment in Hyperion products
  Extended value from integrated Oracle products that add analytic applications & BI tools to Hyperion solutions
  Investment protection, extension and enhancements as Hyperion and Oracle provide better integration of their complementary solutions
  Access to Oracle’s global support and services organizations

How will customers’ investments in Hyperion solutions be protected by Oracle?

Customer investments in Hyperion solutions will be supported and protected. Hyperion’s current product plans and support plans continue as currently contemplated. In addition, Oracle plans to fully support and continue development of Hyperion’s solutions on an ongoing basis. Oracle plans to:

  Provide seamless continuity for all customers
  Maintain support for heterogenous databases, technology, and ERP and CRM applications
  Accelerate delivery of innovative BI, performance management, and analytic applications.
  Better integrate BI and performance management applications to extend the value for Oracle E-Business Suite, PeopleSoft Enterprise, Siebel CRM, and SAP customers.

As an Oracle customer, how can I benefit from Hyperion’s products and services capabilities?

Oracle customers will have access to Hyperion’s performance management solutions that enable an organization to define its business strategy; to model different scenarios; to define enterprise plans aligned with its strategy; to consolidate financial results from enterprise resource planning systems to measure financial performance; and to compare financial performance against key performance indicators to measure business performance. These performance management capabilities complement Oracle Business Intelligence Suite and provide a closed loop ability to better manage the business. Additionally, Oracle customers will be able to use the multi-source Hyperion Essbase OLAP server for scalable, high performance hybrid analytic processing.

How is the proposed transaction expected to benefit partners?

After the transaction is complete, Oracle and Hyperion partners will benefit by working with a single vendor to address customer needs for business performance management and BI. Oracle partners are expected to benefit from Hyperion’s best-in-class solutions for performance management. Hyperion partners are expected to benefit from Oracle’s increased support of Hyperion partners and increased investment in Hyperion and Oracle BI products. Both companies’ partners are expected to benefit from the complementary solutions that provide an opportunity to increase business value and drive down cost of ownership throughout an integrated, standards-based enterprise software stack.

4

How will Oracle continue to support and broaden relationships with Hyperion partners?

Oracle plans to continue to:

  Provide access to Oracle PartnerNetwork and establish a partner focus area for Hyperion partners
  Support OEM partners and grow relationships
  Accelerate go-to-market capabilities with Hyperion’s 600 partners
  Work with key System Integrators to drive further innovation in performance management solutions
  Build performance management partner focus in Oracle PartnerNetwork in performance management solutions

How is this acquisition expected to impact any existing project, deployment, or services engagements?

Hyperion and Oracle remain separate companies until the closing of the acquisition. It is not expected that this transaction will impact any existing project, deployment or services engagement.

How will Oracle provide for a smooth integration of the two companies after the closing?

Oracle is very focused on customer satisfaction and plans to provide for a smooth transition without customer disruption. Oracle is experienced with integrating companies quickly and efficiently. Oracle will provide dedicated personnel from key functional areas for integration and utilize proven templates and processes for repeatable success in integration. We will communicate regularly throughout this process to keep our customers and employees well informed.

Business Continuity

Can I still purchase Hyperion products?

Yes, Hyperion and Oracle remain separate companies until the closing of the acquisition. Please contact your Hyperion sales representative to assist you, or visit “http://www.hyperion.com” for contact information.

Should Hyperion customers continue to call the Hyperion Global Support Services?

Yes. Until the closing of the transaction, Hyperion continues to operate as a separate business. Hyperion customers will continue to receive support and services from Hyperion, and should continue to use existing Hyperion contacts for support, professional services, and sales to address immediate and ongoing needs. We will communicate all changes and transitions occurring after the close of the transaction well in advance through these familiar channels.

Should Hyperion customers continue to contact their Hyperion sales representative?

Yes. Until the closing of the transaction, Hyperion continues to operate as a separate business and, until further advised, customers should continue to rely on existing relationships.

Will training on Hyperion products continue?

Yes. Until the closing of the transaction, Hyperion continues to operate as a separate business. After the transaction closes, we currently plan to combine the Hyperion education program with Oracle University. We want to ensure that our customers’ software provides the best possible service for their organizations, and we know excellent training is critical to reach that goal.

Will existing Hyperion customer contracts be honored after the closing of the transaction?

Yes. Oracle intends to honor the terms and conditions of existing Hyperion contracts for all existing license and service projects after the closing. Technical support will continue to be governed by the terms of the Hyperion maintenance agreement until the current support term expires. At the first renewal with Oracle, customers’ support services (and not licenses) will be migrated to an Oracle License and Services Agreement (OLSA), which will govern the next support term. The OLSA will not govern customers’ Hyperion license(s). New orders under existing Hyperion contracts may include order specific modifications to meet the requirements of Oracle’s order taking policies

What will happen to the Hyperion user conference?

Existing and future Hyperion customer relationships will continue to be a priority. Hyperion’s Solutions 2007 user group conferences scheduled for April 22-25 in Orlando Florida and Lyon, France from May 20-22, 2007 will continue as planned.

5

Will the Hyperion leadership and employees be retained?

The goal of this combination is to complement the offerings of Oracle. The acquisition of Hyperion significantly increases Oracle’s commitment to Business Performance Management. Hyperion’s employees, who have significant domain expertise in financial management, will be an integral part of the Business Performance Management and Business intelligence business within Oracle for the combined companies.

What is the acquisition integration timeline?

Until the transaction officially closes, we cannot comment on future integration plans, but we will communicate any updates with customers when they become available. We currently expect the transaction to close in April 2007.

Where can I find out more information about the proposed Oracle and Hyperion combination?

For more information, please visit Oracle.com/Hyperion or
Hyperion.com/Oracle.

The above is for informational purposes and may not be incorporated into a contract. IT IS NOT A COMMITMENT TO DELIVER ANY MATERIAL, CODE, OR FUNCTIONALITY, AND SHOULD NOT BE RELIED UPON IN MAKING PURCHASING DECISION. THE DEVELOPMENT, RELEASE, AND TIMING OF ANY FEATURES OR FUNCTIONALITY DESCRIBED FOR ORACLEíS PRODUCTS REMAINS AT THE SOLE DISCRETION OF ORACLE. THE DEVELOPMENT, RELEASE, AND TIMING OF ANY FEATURES OR FUNCTIONALITY DESCRIBED FOR HYPERIONís PRODUCTS REMAINS AT THE SOLE DISCRETION OF HYPERION. This acquisition is subject to the satisfaction of a variety of conditions. Oracle is not affiliated with Hyperion and Hyperion is not affiliated with Oracle until the official close of the transaction.

Important Information
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. HYPERION WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion. Neither Oracle nor Hyperion assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.

Copyright © 2007, Oracle. All rights reserved. Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners. 07001XXX

Oracle and Hyperion Acquisition Announcement The New, Extended Oracle BI: A System for Enterprise Performance
Management

March 1, 2007

Important Information

THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND
THE OFFER TO BUY SHARES OF HYPERION'S COMMON STOCK WILL ONLY BE MADE PURSUANT
TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH
THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, HYPERION STOCKHOLDERS
SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH
RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE
TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE
ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE
OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW. SEC.GOV, FROM THE INFORMATION
AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward -Looking Statements

This document contains certain forward -looking statements about Oracle and
Hyperion. When used in this document, the words "anticipates", "may", "can",
"believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward -looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward -looking statements are subject to numerous risks and uncertainties.
There are various important factors that could cause actual results to differ materially from those in any such forward -looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward
-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward -looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.

2

What We Are Announcing

Oracle has agreed to acquire Hyperion

Cash tender offer of $52.00 per share Approximately $3.3 billion in equity value

Transaction expected to close in April 2007, subject to regulatory and other approvals

About Hyperion

Leading provider of performance management solutions, OLAP, financial planning and consolidation Public company with trailing twelve month revenues in excess of $830 million (12/31/06) Headquarters in Santa Clara, CA, USA

2,900 employees worldwide; 12,000+ customers worldwide

Accelerates Oracle's product strategy

Business intelligence is a strategic focus for Oracle

Hyperion brings best-of-breed, heterogeneous performance management products and complementary BI products Combination offers industry's best and most complete product line Complements Oracle's database, middleware, and applications

3

Strategic Importance to Oracle

Performance management is a rapidly growing software segment

Estimated to reach $7.0 billion in 2009; 11%+ CAGR growth Top priority for executives and Boards of Directors Financial planning extending to full enterprise business planning Drives additional value from enterprise software deployments

Complements Oracle's existing product strengths

Extends Oracle's position in business intelligence Adds leading open enterprise planning system

Adds high-growth, leading financial consolidation products Adds powerful multi-source OLAP server

Extends Oracle's global distribution channels with domain expertise

Why now?

Performance management and business intelligence increasingly used together
First integrated, end-to-end Enterprise Performance Management System:
planning, consolidation, operational analytic applications, BI tools, reporting, data integration Differentiates Oracle from other business intelligence vendors

4

Why Hyperion?

- **Category leader in performance management software**
  - Rated as a leader in performance management and business intelligence platforms
  - Leader in OLAP, planning, and financial consolidation
  - Successfully implemented at over 12,000 global customers
- **Strong reputation and established relationships with CFO office**
  - Strong domain expertise in financial and performance management
  - Helps Oracle sell complementary products into the CFO office
  - Strengthens Oracle's expansion into SAP base
- **Most complementary product suite**
  - Thousands of Hyperion customers already use Oracle Applications
  - Enables rapid integration of product suites
- **Experienced global organization**
  - Highly skilled and experienced product development team
  - Global sales expertise, strong services and support capability
  - Excellent support and adoption by global system integrators
- **Oracle and Hyperion are already partners**
  - Hyperion is a member of Oracle PartnerNetwork (OPN) ORACLE CERTIFIED ADVANTAGE PARTNER
  - Hyperion is an Oracle customer – runs on E-Business Suite and Siebel CRM

ORACLE

5

Select Joint Customers

6

Expected Customer and Partner Benefits

Continued Commitment to Heterogeneous Environments

Hyperion Customers

Oracle plans to protect, extend and evolve customers' investments Increased R&D investment in Hyperion products

Extends products with operational analytic applications and BI tools Access to
Oracle's global support and services organizations

Oracle Customers

Best-of-breed Enterprise Performance Management System Enhanced and complete suite of business intelligence tools Complements Oracle database, middleware, applications Access to Hyperion domain expertise in financial management

Oracle and Hyperion Partners

ISVs: broader opportunities to embed technology

SIs: strategic partner for best and most complete BI and performance management applications and technology; Joint advisory to CFOs VARs: expanded opportunities for value-added solutions

7

Leadership Product Strategy

Driving the Evolution of Performance Management and BI

Provides industry's first end-to-end Enterprise Performance Management System

Align operational intelligence with strategy: better insight Align operational decisions with strategy: better decisions From insight to action: better results

Built on integrated and modern foundation

Most complete and integrated BI tools and operational analytic applications
Supports all styles of analysis and reporting With a unified and consistent view of enterprise intelligence

Provides a fundamentally more complete solution

No other BI vendor offers as complete an Enterprise Performance Management
System No other application vendor offers breadth of BI solutions

Leads category in technology and vision

For business intelligence and performance management

8

Enterprise Performance Management System

Oracle with Hyperion

                                  Required for

Better information Better insight Better plans Better decisions Better actions
Better performance Better results

9

The New, Extended Oracle BI

A System for Enterprise Performance Management

Oracle Business Intelligence

     BI and Performance Management Applications

BI Tools and Foundation

Operational analytic applications Performance management applications

Best-of-breed BI tools Powerful analytics Integrated BI technology

Hot-Pluggable

Works with any information technology environment - Oracle, non-Oracle, or mixed

10

Next Steps

Public announcement

March 1, 2007

Communicate with all stakeholders

Press and analyst briefings: week of March 5, 2007 Customer briefings: week of March 5, 2007 Hyperion
Solutions 2007: April 22-25, 2007 (Orlando, FL) Hyperion Solutions 2007: May 20-22, 2007 (Lyon, France)

Complete transaction

           Obtain required approvals and satisfy conditions to closing Expect to close in April 2007

More information can be found at:

                 www.Oracle. com/Hyperion or www.Hyperion. com

11

Oracle and Hyperion	CONTACT ORACLE
Email to:
contact.oracle@oracle.com
1.650.633.4490
1.800.633.0925
(toll free in the United
States)
SUPPORT, SERVICE, AND SALES INFORMATION
Hyperion customers and partners: Please use your existing contacts for professional support, services, and sales.

Read the press release: Oracle Buys Hyperion
On March 1, Oracle announced our plan to buy Hyperion, a leading provider of performance management software. The transaction extends Oracle’s business intelligence capabilities to offer the most comprehensive system for enterprise performance management. We expect the transaction to close in April 2007, subject to regulatory and other approvals. Until the deal closes, eachcompany will continue to operate independently, and it is business as usual. A year ago, Oracle significantly reoriented our business intelligence product suite, shifting our focus from offering a solution that works for Oracle-only environments towards offering a best-of-breed business intelligence product family that will work with heterogeneous information sources in an enterprise, both Oracle and non-Oracle. We introduced a new product family called Oracle Business Intelligence Enterprise Edition. This integrated suite includes Business Intelligence Tools Oracle Business Intelligence Applications, and Oracle Data Integrator. The acquisition of Hyperion extends our business intelligence product strategy. Customers are increasingly using performance management and business intelligence together. Hyperion provides best-in-class performance management software to over 12,000 customers worldwide, including 91 of the Fortune 100. Hyperion will add complementary products to Oracle's business intelligence offerings including a leading open enterprise planning system, financial consolidation products, and a powerful multi-source OLAP server. Coupled with Oracle's BI tools and pre-packaged analytic applications, the combination redefines business intelligence and performance management by providing the first integrated, end-to-end Enterprise Performance Management System that spans planning, consolidation, operational analytic applications, BI tools, reporting, and data integration, all on a unified BI platform.

On March 1, 2007, Oracle hosted a conference call to discuss the acquisition. A live audio webcast replay of the call will be made available on the Oracle Investor Relations website at www.oracle.com/investor. The webcast will be available for replay through March 8th. A replay of the call will be available through the end of Friday, March 2nd at the following number: (719) 457-0820, passcode 1946731.

INFORMATION FOR CUSTOMERS AND PARTNERS

Letter to customers from Charles Phillips, President, Oracle outlining the benefits of the combination Letter to partners from Charles Phillips, President,

Oracle outlining the benefits of the combination Overview and Frequently Asked Questions (PDF) Learn more about what the combination of Oracle and Hyperion (PDF) will mean for our customers and partners
NEWS AND EVENTS
Press release: Oracle Buys Hyperion

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT

WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects", “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.

Charles Phillips President

Important Information

THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND
THE OFFER TO BUY SHARES OF HYPERION'S COMMON STOCK WILL ONLY BE MADE PURSUANT
TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH
THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, HYPERION STOCKHOLDERS
SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH
RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE
TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE
ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE
OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW. SEC.GOV, FROM THE INFORMATION
AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward -Looking Statements

This document contains certain forward -looking statements about Oracle and
Hyperion. When used in this document, the words "anticipates", "may", "can",
"believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward -looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward -looking statements are subject to numerous risks and uncertainties.
There are various important factors that could cause actual results to differ materially from those in any such forward -looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward
-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward -looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.

Strictly Confidential
2

Introduction to Oracle

Welcome!

We are the world's largest enterprise software vendor

68,000 employees with worldwide reach 275,000 global customers Operating in 145 Countries

Accelerating segment growth

#1 in Database

#1 Fastest Growing Middleware #1 in Applications in North America #1 in SCM, CRM and HCM
globally

Leader in Retail, Communications, Banking and Financial Services, Public Sector, and
Professional Services globally

Creating the most comprehensive and complete BI product line

Strictly Confidential

3

Oracle + Hyperion: Industry Changing Event

Combination is an industry changing event

Highly strategic acquisition for Oracle

Best-in-class Hyperion performance management and business intelligence
Best-in-class Oracle analytics, CRM, ERP, vertical applications, middleware, and database

Together: Driving the evolution of performance management and business intelligence

Oracle commitment to Hyperion product strategy Accelerate customer adoption of Hyperion products

Hyperion employees are integral to our BI strategy

Hyperion employees will continue to lead and grow the business Combination is about expansion, not overlap

Strictly Confidential

4

Strategic Importance to Oracle

Performance Management is a rapidly growing software segment

Estimated to reach $7.0 billion in 2009; 11%+ CAGR growth Top priority for executives and Boards of Directors Financial planning extending to full enterprise business planning Drives additional value from enterprise software deployments

Complements Oracle's existing product strengths

Extends Oracle's position in business intelligence Adds leading open enterprise planning system

Adds high-growth, leading financial consolidation products Adds powerful multi-source OLAP server

Extends Oracle's global distribution channels with domain expertise

Why now?

Performance management & business intelligence increasingly used together First integrated, end-to-end Enterprise Performance Management System: planning, consolidation, operational analytic applications, BI tools, reporting, data integration Together offer industry's most complete and best product line
Differentiates Oracle from other Business Intelligence vendors

Strictly Confidential

5

Why Hyperion?

Category leader in Performance Management Software

Rated as a Leader in Corporate Performance Management and Business Intelligence
Platforms Leader in OLAP, Planning, and Financial Consolidation Successfully
implemented at over 12,000 global customers

Strong reputation and established relationships with CFO office

Strong domain expertise in financial and performance management Helps Oracle sell complementary products into the CFO office Strengthens Oracle's expansion into SAP base

Most complementary product suite

Thousands of Hyperion customers already use Oracle Applications Enables rapid integration of product suites

Experienced global organization

Highly skilled and experienced product development team Global sales expertise, strong services and support capability Excellent support and adoption by global system integrators

Oracle and Hyperion are already partners

Hyperion is a member of Oracle PartnerNetwork (OPN)

Hyperion is an Oracle customer - runs on E-Business Suite and Siebel CRM

Strictly Confidential

6

Oracle -Hyperion Integration Plan

Overall plan is to retain the Hyperion business momentum

Combination provides Hyperion employees with significant opportunities given the absence of product overlap Expect to retain vast majority of employees at their current positions

Grow Hyperion development

Product releases will continue as planned, with acceleration

Grow Hyperion customer support

Continuity of customer support, while accessing Oracle global support infrastructure

Grow Hyperion sales and consulting

Represent centerpiece of our BI go-to-market strategy

Leverage domain expertise in marketing Support existing partner relationships Ensure continuity of G&A organizations

Many available positions within Oracle due to our rapid expansion Hiring freeze at Oracle in anticipation of this acquisition

Strictly Confidential

7

Next Steps

Thursday, March 1

Announce merger agreement

Week of March 5

Oracle and Hyperion working groups start integration planning

April 2007

Expected transaction close, subject to regulatory and other approvals

More information can be found at Hyperion. com/oracle

In the meantime, goal is Business as Usual

Strictly Confidential

8

Town Hall

March 1, 2007

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR
THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE
OFFER TO BUY SHARES OF HYPERION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN
OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE
SECURITIES AND EXCHANGE COMMISSION. HYPERION WILL FILE A
SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED,
HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY
DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION,
INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION
STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE
SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE
OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW. SEC.GOV, FROM THE INFORMATION
AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward -Looking Statements

This document contains certain forward -looking statements about Oracle and
Hyperion. When used in this document, the words "anticipates", "may", "can",
"believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward -looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward -looking statements are subject to numerous risks and uncertainties.
There are various important factors that could cause actual results to differ materially from those in any such forward -looking statements, many of which are beyond the control of Oracle and Hyperion, including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward -looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward -looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion. Neither Oracle nor Hyperion assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.

Copyright (C) 2006, Hyperion. All rights reserved. 2

Agenda

The News - Godfrey Sullivan

Strategic fit What it means to employees

What it means to customers& partners Next steps

Welcome - Charles Phillips, President, Oracle Corporation

Copyright (C) 2006, Hyperion. All rights reserved. 3

The News

Godfrey Sullivan

President and CEO

The News

Oracle intends to acquire Hyperion

Definitive agreement signed March 1st Cash tender offer for $52 per share

Transaction expected to close in April, subject to regulatory and other approvals

Combination of Hyperion and Oracle will drive the evolution of Performance
Management and Business Intelligence

Provides industry's first end-to-end Enterprise Performance Management system

Accelerates Oracle's strategic focus on BI and Performance Management More than
4,000 joint customers

Copyright (C) 2006, Hyperion. All rights reserved. 5

Validation of Our Hard Work

Leading Performance Management system

Created category that competitors are chasing

Valued and unique domain expertise Strategic customer and partner relationships
Momentum in marketplace Industry validation

Copyright (C) 2006, Hyperion. All rights reserved. 6

Why Now?

Hyperion is poised to accelerate

Widely acknowledged as Performance Management leader Financially successful
Outgrowing competition

Performance Management and Business Intelligence markets increasingly used together

Together Hyperion and Oracle will have the industry's most complete offering
Differentiates from other Business Intelligence vendors

Hyperion best-of-breed solutions

Successfully implemented at over 12,000 global customers Integrate with Oracle technology and applications More than 4,000 joint Oracle Applications customers

Copyright (C) 2006, Hyperion. All rights reserved. 7

Good News for Employees

Acquisition is about expansion, not overlap Expand R&D investment in our products

Leveraging and expanding our sales and technical capabilities Benefit from
Oracle's global infrastructure and resources Broader career growth opportunities at a larger organization Accelerated growth of Hyperion

Copyright (C) 2006, Hyperion. All rights reserved. 8

Great News for Our Customers

Stronger combined vendor with complementary products Increased R&D investment in Hyperion products

Extends products with operational analytic applications and BI Tools Better integration with Oracle technology and applications

Hyperion already integrated with Oracle Customers get value immediately

Continued commitment by Oracle heterogeneous environments

Works in any environment - Oracle, non-Oracle or mixed

Access to Oracle's global support and services organizations Protect, Extend,
Evolve customers' investments

Oracle and Hyperion product plans continue forward with lifetime support

Copyright (C) 2006, Hyperion. All rights reserved. 9

Next steps

Continue to operate as stand-alone companies until close, expected April 2007
Business as usual Focus on supporting our customers and delivering strong Q3 results Additional info and FAQs available on My Global Source Open Door policy through your management and Ask Hyperion Commitment to providing frequent communications throughout the integration process

Copyright (C) 2006, Hyperion. All rights reserved. 10

Welcome

Charles Phillips

President, Oracle Corporation

FINAL TRANSCRIPT

ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

Event Date/Time: Mar. 01. 2007 / 8:30AM ET

www.streetevents.com	Contact Us

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

C O R P O R A T E P A R T I C I P A N T S

Krista Bessinger
Oracle Corporation - VP - IR

Charles Phillips
Oracle Corporation - President

Safra Catz
Oracle Corporation - President, CEO

Godfrey Sullivan
Hyperion Solutions Corporation - President, CEO

C O N F E R E N C E C A L L P A R T I C I P A N T S

Aron Schwartz
JPMorgan Chase & Co. - Analyst

Peter Kuper
Morgan Stanley - Analyst

Heather Bellini
UBS - Analyst

Jason Maynard
Credit Suisse - Analyst

Brent Thill
Citigroup - Analyst

Steve Ashley
Robert W. Baird & Co. - Analyst

John DiFucci
Bear Stearns & Co. - Analyst

Kirk Materne
Banc of America Securities LLC - Analyst

Kash Rangan
Merrill Lynch - Analyst

P R E S E N T A T I O N

Operator

Good day everyone, and welcome to today's Oracle Corporation Conference Call. Today's conference is being recorded. At this time, I'd like to turn the call over the Vice President of Investor Relations for Oracle, Krista Bessinger. Please go ahead.

Krista Bessinger - Oracle Corporation - VP - IR

Thank you, operator. Hello everyone, and thank you for joining our call this morning to discuss Oracle's acquisition of Hyperion Solutions. This is Krista Bessinger, Vice President of Investor Relations. And with me on the call today are Oracle President, Charles Phillips, President and Chief Financial Officer, Safra Catz, and Hyperion's President and CEO, Godfrey Sullivan.

Before we begin, I'd like to remind everyone that the purpose of today's call is to discuss the proposed acquisition of Hyperion. And given the timing and the fact that we just officially closed Q3 a few hours ago, we'll not be able to comment on Q3 during

www.streetevents.com	Contact Us	1

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

today's call. We do, however, look forward to reporting our final results later this month, and our earnings date has been set for Tuesday, March 20th.

So with that, let me quickly cover the Safe Harbor statement. Today's discussion may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this presentation. And please keep in mind that we're not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events.

Throughout today's discussion, we'll attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent Form 10-K and Form 10-Q for a more complete discussion of these factors and other risks that may affect our future results or the marketplace of our stock.

With that, I'd like to turn the call over to Charles Phillips.

Charles Phillips - Oracle Corporation - President

Thanks Krista, and good morning. This morning, we're announcing the acquisition of Hyperion. The acquisition of Hyperion is a strategically important acquisition and a continuation of a very successful plan to create the most comprehensive and open enterprise software stack in the industry.

Normally, we buy category leaders. This is no exception. Hyperion is the category leader in performance management with over 12,000 customers worldwide, including 91 of the Fortune 100. This combination extends our business intelligence strategy launched a year ago when we introduced Oracle Business Intelligence. That's been one of our highest growth product lines. Today, Oracle Business Intelligence is being used by over 60% of the Fortune 100.

The acquisition of Hyperion furthers the successful BI strategy and complements our own product strengths. So, the way to think of this is there are five major product categories related to business intelligence. There's the BI server, or foundation as we call it, and that's for base services such as data access, integration and security and presentation services and other BI tools for things like reporting and publishing and alerting and building dashboards.

There is the database or Oracle OLAP engine, and that's where the data is stored in tables or in analytical dimensions. There are analytic applications for operational things like supply chain, sales, order management and financial analytic applications. And then, there's the base transaction systems which is where the data is created, ERP and CRM, etcetera.

For the first time in the history of our industry, one company is strong in all five categories. We now have the most comprehensive business intelligence product line. There are many products from my competitors such as Cognos and Business Objects, that tend to focus on either BI tools or for BI foundation with key analytic applications or no database and no transactional systems.

With Hyperion, we will be adding a leading enterprise planning system, a high growth leading financial consolidation solution, a powerful OLAP engine, and we pick up a global field organization with over 1,900 sales and consulting professionals dedicated to business intelligence.

Hyperion sells very strategic analytic applications, which are critical to the CFO's office. The components and applications for example, aggregates data from all subsidiary accounting systems for financial reporting. This is the system of record for financial reporting and regulatory filings for most of the Fortune 500. They also have [inaudible] budgeting applications, which become the core systems executives use to run the business every day. They have a strong reputation with CFOs and a well-known

www.streetevents.com	Contact Us	2

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

brand name, a very large cadre of domain experts around financial processes, and that'll allow us to piggyback other CFO-focused applications like compliance and governance applications into that sales force.

This acquisition's also helped us extend our surround SAP strategy. Thousands of SAP customers close their books and manage their chart of accounts and organization structure with the Hyperion products. This is the product managers use to interface with their financial systems, and this is where they make changes such as moving one business unit under another for reporting purposes. So, this is consistent with our other surround SAP products, all category leaders.

A few examples, Siebel CRM, PeopleSoft HR, G-Log for transportation management, Demantra for demand planning. We continue with the verticals of course, Oracle Retail, Oracle Communications, Oracle Utilities and I-Flex Banking. And then on the infrastructure side, Oracle Fusion Middleware, we have more SAP customers using our Middleware than use NetWeaver. And of course, most SAP customers use the Oracle database.

So [similarly], we are achieving critical mass in SAP accounts. SAP customers are increasingly comfortable with a co-existent strategy with both SAP and Oracle applications in their environments, both running on Oracle technology. Needless to say, this strategy means that Hyperion products will remain open and standard to consolidate on multiple accounting systems including SAP and of course, all of the Oracle financial applications.

We also have 15,000 partners who will be pleased to add this product to their Oracle portfolio. The vast majority of Cognos and BOBJ partners are also Oracle partners, and now they can consolidate around a single vendor. Both Hyperion and Oracle customers would immediately benefit since the Hyperion and Oracle products are already integrated and together will represent the industry's most complete and best-in-class BI product lines. We have many joint successful deployments together including Alcoa, BT, Cisco Systems, IBM, Wells Fargo and the Bank of America.

So with that, I will turn it over to Godfrey Sullivan, CEO of Hyperion.

Godfrey Sullivan - Hyperion Solutions Corporation - President, CEO

Thank you Charles, good morning everyone. We at Hyperion are very excited about this news. We believe now is the right time to combine with a strategic partner like Oracle, especially given converging requirements for performance management and business intelligence and the critical need for managers across the enterprise to better align their operational decisions with strategy. We believe Oracle will help us accelerate our strategy of providing performance management systems to help business executives and employees at all levels better manage their business.

Hyperion's domain expertise and financial and performance management has created the leading performance management system in the industry. Our solutions have been successfully deployed by thousands of customers and adopted by the largest companies in the world, 352 of the top -- of the Global 500, ten of the top ten banks, ten of the top ten Telcos, seven of the top ten industrial manufacturing companies.

We believe this combination with Oracle provides the most compelling performance management and BI solution for customers and partners in the industry. Oracle's expertise in BI tools, operational analytics and data management, combined with Hyperion's expertise in financial planning, consolidation and multi-source OLAP, provides a best-of-breed solution for customers. Moreover, access to Oracle's global sales channels, extensive partner network and more than 275,000 customers will help accelerate the adoption of Hyperion products across the leading companies in the world.

With Oracle's R&D budget, world-class support organization, and commitment to its business intelligence strategy, we're confident that our customers will see their investment protected and extended by Oracle. In terms of our shareholders, we believe the purchase by Oracle makes the most strategic sense for our business, and that Oracle represents the best partner to help us win in the marketplace and deliver the first integrated, end-to-end, enterprise performance management system.

www.streetevents.com	Contact Us	3

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

So, thank you again. Let me -- I'll turn the call over to Safra. Good morning, Safra.

Safra Catz - Oracle Corporation - President, CEO

Good morning, thanks Godfrey. Good morning, everyone. I'm going to start with a few highlights, basically refresh your -- refresh everyone on the details of our press release. We've announced an agreement to acquire Hyperion through a cash tender offer. With the offer price at $52 a share, the total fully diluted equity value is $3.3 billion. But, taking into account Hyperion's cash position of about $450 million, the net price to Oracle will be approximately $2.9 billion.

We do anticipated commencing the tender offer no later than the week of March 12th. And assuming that we make the required anti-trust filings on a timely basis, we expect to set the tender offer to expire in mid April. So, if more than 50% of the shares outstanding are tendered and the statutory waiting period has expired without further request, we'll acquire the shares and assume control of Hyperion. The transaction should close, really, closely thereafter.

As you can imagine, we think this transaction is very attractive financially. The acquisition's expected to be accretive to earnings on a non-GAAP basis by at least $0.01 in 2008, by at least $0.04 per share in fiscal 2009. On a GAAP basis, it's likely to be modestly dilutive in fiscal 2008. In subsequent years, we expect the transaction to be accretive. I am going to provide more specific guidance on the impact to Q4 and beyond as we get closer to the closing of the transaction and we understand the timing a little bit better.

As Krista mentioned, we have just completed our quarter just a few hours ago. And given this, and the fact that we are in our quiet period, I'm not going to have any further color on the quarter and won't be able to take any questions. But, we have scheduled our call for March 20th, and I look forward to talking to you then about that. Post closing, we'll provide additional information including the anticipated goodwill and other charges, things like acquired intangible, etcetera.

In summary, this transaction is highly strategic and meets or exceeds our financial threshold, and it's expected to provide a good return for our shareholders. [Hawk] will contribute to our stated long-term goal of 20% annual earnings growth, which as you know, we continue to exceed. Once integrated, Hyperion's operation will also help us further expand our EBIT margins from their current levels. Finally, in terms of funding the transaction, we intend to finance the acquisition with our existing cash and with available commercial paper capacity.

So with that, let me turn the call over to Krista, and we'll take a few questions.

Krista Bessinger - Oracle Corporation - VP - IR

Great, thank you. So operator, we have time for some questions, if you could please go ahead and have everyone queue up?

Q U E S T I O N S A N D A N S W E R S

Operator

Thank you.

[OPERATOR INSTRUCTION]

And we'll go to Adam Holt, JPMorgan.

www.streetevents.com	Contact Us	4

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

Aron Schwartz - JPMorgan Chase & Co. - Analyst

Hi, this [Aron Schwartz] for Adam Holt, and thanks for taking my call. My first question is, maybe you could touch a little bit on where you see the clearest opportunities for cost synergies? And particularly, I'm just wondering about how you're looking at integrating the sales teams as you've done a number of different things with front-end transactions Siebel and PeopleSoft?

Safra Catz - Oracle Corporation - President, CEO

We actually see -- I don't know if that's for me for or Charles. The reality is that we see both revenue and some cost synergies. Really, it's much more cost efficiencies than anything else. The reality is that we do expect to sell quite a bit more together than we do currently, apart -- once we're into full speed and not in a transition period. And we'll have just greater efficiencies because of our significantly larger scale.

Charles Phillips - Oracle Corporation - President

On the sell side of it, we will create another dedicated sales force. So as you probably know, we already have CRM sales force, ERP, Middleware, Database, and we'll be adding an enterprise performance management sales force. This is a large sales force that's very focused on these products. They know it well, and we want to keep them all together, intact and let them continue to do what they're doing.

Aron Schwartz - JPMorgan Chase & Co. - Analyst

Great. And a follow-up question if I could, will you plan to use the cash on your balance sheet to do this? Or, will you look at any changes there?

Safra Catz - Oracle Corporation - President, CEO

We're going to be using the cash we've got. And like we have with some others, we've taken down commercial paper temporarily. And that's what we'd do here. We're not planning on taking on any long-term debt on this deal.

Aron Schwartz - JPMorgan Chase & Co. - Analyst

Okay, understood. Thanks for taking my questions.

Operator

And we'll go next to Peter Kuper, Morgan Stanley.

Peter Kuper - Morgan Stanley - Analyst

Great, thanks very much. Charles, maybe specifically for you, I know in prior conversations, presentations, you had mentioned that Oracle had definitely planned to be the leader in BI by the end of the decade, 2010, I believe. As this clearly puts you on the path, does this accelerate that plan? Or, do we need to see a couple of, maybe fill-in acquisitions, to really solidify the opportunity here?

www.streetevents.com	Contact Us	5

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

Charles Phillips - Oracle Corporation - President

I think if we add up the numbers, the plan [may] already be completed, I think we probably are the leader in business intelligence already now with Hyperion. But, this certainly puts us on the right path. I can't tell you how many customers said [you and Hyperion] should get together it's just so complementary. So, the customers will say, "This makes so much sense, a no-brainer." And I can't tell you how excited the field organization's going to be over this.

Peter Kuper - Morgan Stanley - Analyst

Okay, great. Thank you.

Operator

And we'll go next to Heather Bellini, UBS.

Heather Bellini - UBS - Analyst

Hi, thank you. This question is for Safra. I just -- this transaction does seem different in that with PeopleSoft and Siebel, I don't think you specifically called out revenue synergies from the beginning. So, I guess the question is here, I think you guys have mentioned in the past, it takes about four to six quarters for the companies -- for the acquisitions you've made to really start contributing to the top line. I was wondering, given the revenue synergies that you're calling out, should we expect it to take less time than that for these companies to kind of rebuild their pipeline, and for the sales force to get refocused as the deal closes?

Safra Catz - Oracle Corporation - President, CEO

If the question's for me -- but Charles is going to have some input on this.

Heather Bellini - UBS - Analyst

Okay, great.

Safra Catz - Oracle Corporation - President, CEO

First of all, we have virtually no overlap with these folks, which is -- we had some overlap with PeopleSoft, as you know and with Siebel, so there was adjustment, more so with PeopleSoft than anything else. So, that required the same sales force to figure out which products made the most sense for customers. In this case, we're going with this product line. They've got a sales force. We're keeping it intact. And after some transition period, and again we're not sure when this deal is going to ultimately close, it depends on a few things that are not in our control. We do expect to get out -- get out very quickly.

However, we've -- in the guidance that I've given you, it is of course preliminary, we've taken a very, very conservative approach on the revenue synergy line because that's our approach. But, I think that we should be able to be really up and running very quickly here.

www.streetevents.com	Contact Us	6

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

Charles Phillips - Oracle Corporation - President

Yes. I'd agree with that. And in addition to Safra's point on less overlap and on also the fact that we can take the complete, up and running sales force with critical mass and just create a new sales force, as opposed to integrating it in with an existing one, redoing territories, breaking relationships, if you have product overlap, that's what you have to do. This time, it's all incremental. It's an additional sales force. So, it's a actually fairly clean integration process.

Heather Bellini - UBS - Analyst

Could I just ask a follow-up then? So, if based on both of your comments, should we assume that you're not going to see the step down in license revenues that -- I guess just using Siebel as a better barometer, like we saw there?

Charles Phillips - Oracle Corporation - President

Well, we don't want to get into modeling at that level of detail, but we're certainly optimistic about how this will play out.

Heather Bellini - UBS - Analyst

Okay, great. Thank you both.

Operator

We'll go next to Jason Maynard, Credit Suisse.

Jason Maynard - Credit Suisse - Analyst

Hey Charles, can you maybe talk a little more about plans for Essbase and how you're going to integrate that into current --Oracle's current BI offering, both from a sales and product perspective?

Charles Phillips - Oracle Corporation - President

Well as you know, Essbase is the leading OLAP product on the market we believe, and that will be another [data] source, [where] we support for many of our other products. And we'll also take the OLAP engine, and allows it to drill through to the Oracle database, which it can do today. So, a lot of that integration's already been done. So, it's a different store. We needed something very strong there. We had a small product there that had -- that wasn't that pervasive in the market. But, this is a best-in-breed product that solved the category of data store that we needed anyway. So, this is totally complementary.

Jason Maynard - Credit Suisse - Analyst

And how about from a sales perspective, -- will the BI sales force from Hyperion tie into the Oracle BI overlay group?

Charles Phillips - Oracle Corporation - President

So, we were building a BI sales force focused on the tools side, and we will continue to do that. But, the Hyperion sales force sole-application -- analytical applications and tools related to that, they will continue to do that. We will still have a general BI sales force who'll go after Cognos and BOBJ and non-consolidation accounts.

www.streetevents.com	Contact Us	7

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

Jason Maynard - Credit Suisse - Analyst

Okay, thank you.

Operator

We'll go next to Brent Thill, Citigroup.

Brent Thill - Citigroup - Analyst

Good morning. Just regarding the current overlap in the product suite with Siebel and your current Oracle product, can you just talk about -- I think you mentioned there really is no overlap. I think you have guys have been talking about product here for a while.

Charles Phillips - Oracle Corporation - President

Well, what we've been talking about is an analytic server for instance in tools to generate reports. And we did not have -- we weren't very strong in planning and budgeting. We had a small product that had not done well, so we bought the category leader there, and same thing on the consolidation engine. We were building a product, but never really got that off the ground. So, you can think of it as, we were building the infrastructure. These are the related analytic applications and the tools that are highly complementary.

Brent Thill - Citigroup - Analyst

And just as a follow-up, can you just talk about the timing of the transaction? There have been some concerns on the street over slowing organic application growth.

Safra Catz - Oracle Corporation - President, CEO

I don't know how -- let me take that. The timing of this transaction is -- as I laid out to you, it's somewhat dependent on the regulatory agencies. And that -- I think a good estimate would mid April, but it could drag out a little bit longer. It would be outside of our control. As far as comments about our quarter or anything like that, you're going to have to wait for that for --until March 20th.

Brent Thill - Citigroup - Analyst

Safra, I guess my question was just in terms of the timing of doing the deal now. What were -- were there any particular drivers that drove it to happen now?

Safra Catz - Oracle Corporation - President, CEO

No. I don't know if Godfrey wants to comment on that. But for us, we've done a number of deals. I think this is our -- what, 30th deal in the past three years. So, this one's 30.

www.streetevents.com	Contact Us	8

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

Charles Phillips - Oracle Corporation - President

Yes.

Safra Catz - Oracle Corporation - President, CEO

It could just as well have been 29 or 31.

Charles Phillips - Oracle Corporation - President

And the timing is more than negotiation cycle and wrestling Godfrey to the ground, so --.

Safra Catz - Oracle Corporation - President, CEO

That's convincing.

Godfrey Sullivan - Hyperion Solutions Corporation - President, CEO

Yes, wherever I go around the globe and talk to our customers, they may run their business on Oracle or SAP, but they manage their business Hyperion. It's a completely complementary product line, and our Oracle customers, specifically, will be ecstatic with this announcement. I think the synergies between the two companies, and really how often we cooperate in the marketplace in large accounts today, it makes perfect sense for us to get together. So, I think the timing's fantastic.

Brent Thill - Citigroup - Analyst

Thank you.

Operator

We'll go next to Steve Ashley, Robert Baird.

Steve Ashley - Robert W. Baird & Co. - Analyst

I'm sorry if this question is redundant, but what products does Oracle offer today in the BI tools segment of the BI market?

Charles Phillips - Oracle Corporation - President

So, we have a product stack called Oracle Business Intelligence Enterprise Edition or OBIEE. I know it's a long name. And if you will recall, we picked up a very strong analytic product line with the Siebel acquisition. And that has formed the basis of that product line, so an analytic server with consistent metadata across all data sources, and then a series of very nice tools for creating reports and dashboards that are consistent across all the different data publishing sources as well. So, that's what we have today, the infrastructure piece.

And what we did not have or not -- weren't very strong in, are these analytic applications such as consolidation and planning and budgeting and/or the OLAP engine, which is the analytical tool you need to analyze multidimensional data.

www.streetevents.com	Contact Us	9

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

Steve Ashley - Robert W. Baird & Co. - Analyst

Perfect, thank you.

Operator

Go next to John DiFucci, Bear, Stearns.

John DiFucci - Bear Stearns & Co. - Analyst

Yes. Following up on the question on overlap, what happens to the PeopleSoft EPM product you have and the customer base there? We've been hearing some pretty good things about that product.

Charles Phillips - Oracle Corporation - President

Well, we had already been updating that product to uptake the analytical foundation that I just described from the Siebel product line, so that was evolving anyway. That will all become part of this division that we're creating, Enterprise Performance Management. So, in addition to the products that we have today, that sales force would not have additional analytical products that are specific to us, specific ERP systems.

John DiFucci - Bear Stearns & Co. - Analyst

Okay, thanks.

Operator

We'll go next to Kirk Materne, Banc of America Securities.

Kirk Materne - Banc of America Securities LLC - Analyst

Thanks. Just two questions for Charles, real quickly, Charles, any impact on sort of just Fusion development around with this acquisition? And then second question is, obviously Hyperion has a strong presence in the CFO office. I guess, how important was that to you as you looked at doing this acquisition in terms of being able to get there on your own versus bringing these guys in?

Charles Phillips - Oracle Corporation - President

The -- no impact on fusion. The development organization is [going] under Thomas Kurian, who's not associated with the Fusion application. He's obviously built the Fusion Middleware, but that already exists, so no really impact there.

On the -- your second question about the CFO-focused sales force, that was an attraction, because there are a lot of other applications that we have and tools the we can sell into the CFO's office, namely compliance and governance applications and content management, things the CFO drives. And that's -- important relationships for IT buying in general, because normally, the CIO reports to the CFO, so having that relationship was important. So, that was certainly another positive checkpoint that we looked at.

www.streetevents.com	Contact Us	10

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

Kirk Materne - Banc of America Securities LLC - Analyst

Thanks, very much.

Krista Bessinger - Oracle Corporation - VP - IR

And I think we have time for just one more question.

Operator

Okay. And we'll go to Kash Rangan, Merrill Lynch.

Kash Rangan - Merrill Lynch - Analyst

Hi, thank you very much. Congrats on the [transaction]. One question for you, Safra, on the financial side, I was just looking at our Hyperion model that got roughly 17%, 18% operating margin. I know that's kind of roughly consistent with the operating margin structure that PeopleSoft, Siebel, and you were able to integrate them without really impacting your margins.

What's your strategy to do the same here, because your operating margins are considerably --? Or, I know that you don't think of this as cost reduction merger, but more of a revenue synergy merger. How should we think about the risk profile of your margin structure, especially with an acquisition like this now of [puts and takes]?

Safra Catz - Oracle Corporation - President, CEO

Well, don't overplay that revenue synergy, not cost also. I want you to understand, we run just a much, much more efficient operation here because of our really massive scale. And there are going to be some very, very significant efficiencies that are just the things you would expect. We hold one of the largest computer trade shows in the world with 42,000 folks. Now, we make money doing that show. And so, imagine, even though of course, until the deal closes and Hyperion actually has their big show next month I think --.

Godfrey Sullivan - Hyperion Solutions Corporation - President, CEO

April.

Safra Catz - Oracle Corporation - President, CEO

April.

Godfrey Sullivan - Hyperion Solutions Corporation - President, CEO

It's in April.

Safra Catz - Oracle Corporation - President, CEO

So, and that will continue. But following years, all those folks will be at Oracle OpenWorld. And that will be -- instead of something that costs them money, something that makes us money. So, it's just the overall operation that we run. We have a very large organization in support, in really every -- in every area, and we just have much, much more efficient business. So, don't assume

www.streetevents.com	Contact Us	11

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

that there won't be cost savings, because there will be. Just -- and we also expect revenue synergies once we're past the transitional period.

Kash Rangan - Merrill Lynch - Analyst

Good. And then for Charles and Godfrey, just a final question, I know that [software analysts who launch] many of these acquisitions, although you guys have done a better job than most software companies, the concern that most investors would have is the ability to retain sales people, marketing people, management from acquired companies, etcetera. How should we think about any special retention plans, especially since you're creating this BI-based sales force that's going to be standalone? What are you doing exactly to retain these people, ensure that they're able to deliver the revenue targets to you guys? Thanks.

Godfrey Sullivan - Hyperion Solutions Corporation - President, CEO

Just a quick story for you, first of all, I think our field organization is going to be thrilled to know that the good relationships they have with Oracle around the world today are now expanded exponentially in terms of our ability to cooperate and work together, post closing. Now, we had a CIO speak to our Americas management team just a week or two ago. And as they asked her what would be her dream situation here in the industry, she said, "Well, you and Oracle should get together, Hyperion and Oracle." She said, "That's my dream combination."

You'd be surprised how many customers will be excited about this news. And therefore, field sales people, services and support people will be excited about this news. This is a natural thing happening here from a customer viewpoint. And so, I believe that will, more than anything else, be a positive impact on retention, not a negative one.

Charles Phillips - Oracle Corporation - President

That's right. We're just learning over time. You can't just pay people to stay. They have to believe in the strategy and see the opportunity. And in this case, I don't think there'll be any problem. They'll want to stay.

Krista Bessinger - Oracle Corporation - VP - IR

Great. So, thank you every one for participating in today's call. A telephone replay will be available for 24 hours. And that replay number is 719-457-0820 with pass code 1946731. You can also access the webcast replay on the Oracle Investor Relations website, and that will be available through the close of market on March 8th. So thank you, and with that, I'll turn it back over to the operator to close.

Operator

Thank you, and this does conclude today's conference. Thank you for your participation. You may now disconnect.

www.streetevents.com	Contact Us	12

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T
Mar. 01. 2007 / 8:30AM, ORCL - Oracle Buys Enterprise Performance Management Leader Hyperion

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2007, Thomson Financial. All Rights Reserved.

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.

www.streetevents.com	Contact Us	13

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.